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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8-49106 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Hancock Investment Services, Inc. 2600 Citiplace Drive, Suite 100
(No. and Street)

| Baton Rouge | LA | 70808 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen — (225) 248-7328
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 639 Loyola Avenue, Suite 1800 | New Orleans | LA | 70113 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

I, R. Randall Bluth, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 2010,are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of a customer of the Company's financial statements as of December 31, 2010.

Signature

President/CEO

Title

2-22-11

Date

Notary Public

2-22-11

Date

TONI R. SINGLETON
NOTARY PUBLIC
NOTARY ID # 57401
STATE OF LOUISIANA
PARISH OF EAST BATON ROUGE
My Commission is for Life

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

| | | |
|---|---|---|
| [x] | (a) | Facing page |
| ]x] | (b) | An Oath or Affirmation |
| [x] | (c) | Consolidated Statements of Financial Condition |
| [x] | (d) | Consolidated Statements of Income |
| [x] | (e) | Consolidated Statements of shareholder's Equity |
| [x] | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors |
| [x] | (g) | Consolidated Statements of Cash Flows |
| [x] | (h) | Notes to Consolidated Financial Statements |
| [x] | (i) | Computation for Net Capital |
| [x] | (j) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 |

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Hancock Investment Services, Inc. and Subsidiaries
**(A Wholly Owned Subsidiary of Hancock Bank)**
## Index
## December 31, 2010 and 2009

**Page(s)**


**Independent Auditors' Report** .......... 1

Consolidated Statements of Financial Condition .......... 2

Consolidated Statements of Income .......... 3

Consolidated Statements of Stockholder's Equity .......... 4

Statements of Changes in Liabilities Subordinated to Claims of General Creditors .......... 5

Consolidated Statements of Cash Flows .......... 6

Notes to Consolidated Financial Statements .......... 7–11

Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 .......... 12

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 .......... 13

**Independent Auditors' Report on Internal Control Required by Rule 17a-5** .......... 14-15

pwc

## Report of Independent Auditors

To the Board of Directors of
Hancock Investment Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Hancock Investment Services, Inc. (a wholly owned subsidiary of Hancock Bank) and its Subsidiaries (the "Company") as of December 31, 2010 and December 31, 2009, and the related consolidated statement of income, stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for the years then ended in conformity accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 28, 2011

*PricewaterhouseCoopers LLP, 639 Loyola Avenue, Suite 1800, New Orleans, LA 70113*
*T: (504) 558 8200, F: (504) 558 8960,* www.pwc.com/us

## Hancock Investment Services, Inc. and Subsidiaries
**(A Wholly Owned Subsidiary of Hancock Bank)**
## Consolidated Statements of Financial Condition
## December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 12,566,200 | $ 11,448,832 |
| Restricted cash | 50,000 | 50,000 |
| Receivables from brokers and dealers and clearing organizations | 866,266 | 361,399 |
| Securities owned, at fair value | 235,654 | 196,796 |
| Furniture and equipment, less accumulated depreciation of $301,832 in 2010 and $308,359 in 2009 | 56,448 | 49,433 |
| Other assets | 106,929 | 142,292 |
| Investment in The NASDAQ Stock Market, Inc. | 7,119 | 5,946 |
| Total assets | $ 13,888,616 | $ 12,254,698 |
| **Liabilities and Stockholder's Equity** | | |
| Accounts payable and accrued expenses | $ 268,613 | $ 362,670 |
| Due to Hancock Holding Company | 1,981,127 | 1,895,458 |
| Total liabilities | 2,249,740 | 2,258,128 |
| Stockholder's equity | | |
| Common stock, $1 par value per share. Authorized and outstanding 1,000 shares | 1,000 | 1,000 |
| Contributed capital | 879,000 | 879,000 |
| Retained earnings | 10,758,876 | 9,116,570 |
| Total stockholder's equity | 11,638,876 | 9,996,570 |
| Total liabilities and stockholder's equity | $ 13,888,616 | $ 12,254,698 |

The accompanying notes are an integral part of these consolidated financial statements.

## Hancock Investment Services, Inc. and Subsidiaries
**(A Wholly Owned Subsidiary of Hancock Bank)**
## Consolidated Statements of Income
## December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **Revenues** | | |
| Income from sales of annuity contracts | $ 6,387,784 | $ 5,211,444 |
| Fee income | 2,948,818 | 2,393,706 |
| Commission income | 833,116 | 580,151 |
| Interest, dividends, gain on investments, and other income | 282,956 | 266,065 |
| Total revenues | 10,452,674 | 8,451,366 |
| **Expenses** | | |
| Employee compensation and benefits | 5,346,581 | 4,713,159 |
| Data processing | 338,813 | 344,409 |
| Brokerage and clearing fees | 340,589 | 310,312 |
| Occupancy and equipment | 174,338 | 168,889 |
| Other expenses | 1,474,086 | 1,013,967 |
| Total expenses | 7,674,407 | 6,550,736 |
| Income before income taxes | 2,778,267 | 1,900,630 |
| Income taxes | 1,135,961 | 782,534 |
| Net income | $ 1,642,306 | $ 1,118,096 |

The accompanying notes are an integral part of these consolidated financial statements.

# Hancock Investment Services, Inc. and Subsidiaries
**(A Wholly Owned Subsidiary of Hancock Bank)**
## Consolidated Statements of Stockholder's Equity
## December 31, 2010 and 2009

| | Common stock | Contributed capital | Retained earnings | Total |
|---|---|---|---|---|
| **Balance, January 1, 2009** | 1,000 | 879,000 | 7,998,474 | 8,878,474 |
| Net income | - | - | 1,118,096 | 1,118,096 |
| **Balance, December 31, 2009** | 1,000 | 879,000 | 9,116,570 | 9,996,570 |
| Net Income | - | - | 1,642,306 | 1,642,306 |
| **Balance, December 31, 2010** | 1,000 | 879,000 | 10,758,876 | 11,638,876 |

The accompanying notes are an integral part of these consolidated financial statements.

# Hancock Investment Services, Inc. and Subsidiaries
**(A Wholly Owned Subsidiary of Hancock Bank)**
## Consolidated Statements in Liabilities Subordinated to Claims of General Creditors
## December 31, 2010 and 2009

There were no liabilities subordinated to claims of general creditors as of and for the years ended December 31, 2010 and 2009.

The accompanying notes are an integral part of these consolidated financial statements.

# Hancock Investment Services, Inc. and Subsidiaries
**(A Wholly Owned Subsidiary of Hancock Bank)**
## Consolidated Statements of Cash Flows
## December 31, 2010 and 2009

| | | 2010 | | 2009 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net income | $ | 1,642,306 | $ | 1,118,096 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | | |
| Depreciation and amortization | | 18,817 | | 16,632 |
| Decrease (increase) in receivables from brokers and dealers and clearing organizations | | (504,867) | | 488,770 |
| (Increase) decrease in securities owned and investment in The NASDAQ Stock Market, Inc. | | (40,031) | | (46,204) |
| Decrease (increase) in other assets | | 35,363 | | (5,325) |
| Increase (decrease) in accounts payable and accrued expenses | | (94,057) | | (248,237) |
| Decrease in due to Hancock Holding Company | | 85,669 | | (904,027) |
| Net cash provided by operating activities | | 1,143,200 | | 419,705 |
| **Cash flows from investing activities** | | | | |
| Purchases of furniture and equipment, net | | (25,832) | | (34,624) |
| Net cash used in investing activities | | (25,832) | | (34,624) |
| Net increase in cash and cash equivalents | $ | 1,117,368 | $ | 385,081 |
| Cash and cash equivalents, beginning of year | | 11,448,832 | | 11,063,751 |
| Cash and cash equivalents, end of year | $ | 12,566,200 | $ | 11,448,832 |
| **Supplemental disclosure of cash flow information** | | | | |
| Cash paid for income taxes | $ | 1,135,961 | $ | 108,800 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. Organization and Significant Accounting Policies

### Organization and Operations

Hancock Investment Services, Inc. and Subsidiaries (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company is engaged in the brokerage business and is a wholly owned subsidiary of Hancock Bank (the "Parent"), which is a wholly owned subsidiary of Hancock Holding Company.

The Company, as an introducing broker, executes securities transactions on behalf of its customers through a clearing broker who carries accounts on a fully disclosed basis. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earns income from the sales of annuity contracts and advisory fees.

### Consolidation

The consolidated financial statements include the accounts of the Company and its four wholly owned subsidiaries, Hancock Investment Services of Mississippi, Inc., Hancock Investment Services of Louisiana, Inc., Hancock Investment Services of Alabama, Inc., and Hancock Investment Services of Florida, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

### Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

### Securities Owned

Marketable securities are stated at fair value based on quoted market price. Effective January 1, 2009, the Company adopted the Fair Value Measurements and Disclosures provisions of ASC 820, which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs. The securities held by the Company as of December 31, 2010 and 2009 are classified as Level 1 securities pursuant to ASC 820 as they are valued using quoted prices in active markets for identical assets.

### Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

**Income Taxes**
The Company files a consolidated federal income tax return with Hancock Holding Company and determines its tax expense or benefit on a separate return basis. The Company recognizes tax benefits to the extent they are utilized in the consolidated return. The Company has a deferred tax asset as of December 31, 2010 in the amount of $17,501 and a deferred tax liability as of December 31, 2009 in the amount of $97,268, which is primarily related to share-based compensation. The deferred tax liability and asset are net of valuation allowances of $309,350 and $180,921 at December 31, 2010 and December 31, 2009, respectively, due to separate company state net operating losses that are not considered realizable. Other than this item, no valuation allowance has been recorded at December 31, 2010 and 2009, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized. As of December 31, 2010 and 2009, $1,886,347 and $1,860,029, respectively, was due to Hancock Holding Company for current income taxes and are included in due to Hancock Holding Company in the Company's statements of financial condition. Current tax expense for the year ended December 31, 2010 was $1,250,730. Deferred tax benefit for the year ended December 31, 2010 was $114,768.

The effective income tax rate differs from the statutory rate primarily as a result of the state income tax provision. HIS currently is not under exam for federal or state income purposes. The tax years open to examination are 2006 to the present.

On January 1, 2007, the Company adopted FASB ASC 740, Income Taxes. ASC 740 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. Adoption of ASC 740 requires a cumulative effect adjustment to the beginning balance of retained earnings for differences between the tax benefits recognized in the statements of condition prior to the adoption of ASC 740 and the amounts reported after adoption. The adoption of ASC 740 did not require an adjustment to the beginning balance of retained earnings. The Company did not have any uncertain tax positions at the time of adoption. The Company does not expect that unrecognized tax benefits will increase or decrease within the next 12 months.

At December 31, 2010, the Company had NOL carryforwards for state income tax purposes of $7.0 million available to offset future taxable state income, if any, which expire in 2017 through 2026.

**Revenue Recognition**
Securities transactions and related revenue are normally recorded in the accounts on a settlement date basis, which is not materially different from the trade date. Annuity revenues are normally recorded in the accounts when the contract is sold. Other fee income represents wrap fee income, 12b-1 income, and distribution fees on mutual fund sales, which is paid to the Company over a period of time based on a percentage of the fund's daily net asset levels. Other fee income is recognized as earned by the Company.

**Commissions**
Commissions are recorded as securities transactions occur and are also paid to the employees on a settlement date basis which is not materially different from the trade date.

**Share-Based Payments**
Compensation expense is recognized for options granted, modified, or settled after January 1, 2006, utilizing the fair value of the grants over the vesting period. The Company is allocated a portion of stock option expense from its Parent. The Parent estimates the fair value of each pool of options granted using the Black-Scholes-Merton options pricing model.

## 2. Related-Party Transactions

The Company operates in facilities that are leased from its Parent and another subsidiary of Hancock Holding Company for which $113,797 and $115,128 was charged in 2010 and 2009, respectively, for rent and other occupancy costs.

At December 31, 2010 and 2009, respectively, the Company had $730,660 and $135,816 of cash and cash equivalents held at its Parent. At December 31, 2010 and 2009, respectively, the Company had $1,315,219 and $1,476,610 held in a money market account by the trust department of its Parent. The remaining balance of cash and cash equivalents was held in a brokerage account held by the Company's clearing firm and the remainder of which was held in a cash investment account.

Stock option expense allocated from the Parent was $19,497 and $15,366 in 2010 and 2009, respectively.

## 3. Clearing Organization

The Company has an agreement with National Financial Services, LLC, whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of $50,000 be maintained by the Company. This amount is reflected as restricted cash on the accompanying consolidated statements of financial condition.

## 4. Regulatory Requirements

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts, but receives checks, drafts, or other evidences of indebtedness made payable to itself, is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2010 and 2009, respectively, the Company had net capital of $10,382,493 and $9,293,894, which was $10,132,493 and $9,043,894 in excess of its required net capital of $250,000. The Company had aggregate indebtedness of $2,262,627 and $2,160,861 at December 31, 2010 and 2009, respectively, and its ratio of aggregate indebtedness to net capital was 0.22 to 1.00 and 0.23 to 1.00 at December 31, 2010 and 2009, respectively.

The Company has entered into a written agreement with its clearing firm which requires that the clearing firm perform a proprietary inventory of introducing brokers reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of

the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

## 5. Commitments and Contingencies

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects the ultimate resolution of these and other matters will not have a material effect on the Company's results of operations or financial position.

## 6. Reconciliation of Statement of Financial Condition

The following represents a reconciliation between the unaudited Form X-17a-5 statement of financial condition and the audited statement of financial condition as of December 31, 2010:

| | Balance per unaudited Form X-17a-5 | Reclassifying entries Debit | Reclassifying entries Credit | Balance per audited statement of financial condition |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents | $ 639,049 | $ 11,927,151 | $ - | $ 12,566,200 |
| Restricted cash | - | 50,000 | - | 50,000 |
| Accounts receivable | 916,266 | - | 50,000 | 866,266 |
| Securities owned, at fair value | 12,078,312 | - | 11,842,658 | 235,654 |
| Furniture and equipment, net | 56,083 | 365 | - | 56,448 |
| Other assets | 211,793 | - | 104,864 | 106,929 |
| Investment in NASDAQ | - | 7,119 | - | 7,119 |
| Total assets | 13,901,503 | 11,984,635 | 11,997,522 | 13,888,616 |
| **Liabilities and stockholder's equity** | | | | |
| Due to Hancock Holding Company | $ 16,005 | $ - | $ 1,965,122 | $ 1,981,127 |
| Accounts payable and accrued expenses | 2,246,622 | 1,978,009 | - | 268,613 |
| Total liabilities | 2,262,627 | 1,978,009 | 1,965,122 | 2,249,740 |
| Common stock | 1,000 | - | - | 1,000 |
| Additional paid-in capital | 879,000 | - | - | 879,000 |
| Retained earnings | 10,758,876 | - | - | 10,758,876 |
| Total stockholder's equity | 11,638,876 | - | - | 11,638,876 |
| Total liabilities and stockholder's equity | $ 13,901,503 | $ 1,978,009 | $ 1,965,122 | $ 13,888,616 |

# Hancock Investment Services, Inc. and Subsidiaries
**(A Wholly Owned Subsidiary of Hancock Bank)**
## Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
**December 31 2010** **Schedule I**

| | 2010 | 2009 |
|---|---|---|
| **Net capital** | | |
| Total stockholder's equity, qualified for net capital | $ 11,638,876 | $ 9,996,570 |
| Less: Nonallowable assets | | |
| Retail receivables and other assets | 927,173 | 396,570 |
| Furniture and equipment, net | 56,083 | 49,434 |
| Total deductions | 983,256 | 446,004 |
| Net capital before haircuts on securities positions | 10,655,620 | 9,550,566 |
| Less: Haircuts - Investment Securities | 273,127 | 256,672 |
| Net capital | $ 10,382,493 | $ 9,293,894 |
| Aggregate indebtedness | $ 2,262,627 | $ 2,160,861 |
| Net capital requirement – greater of $250,000 or 6.67% of aggregate indebtedness | 250,000 | 250,000 |
| Excess net capital | 10,132,493 | 9,043,894 |
| Aggregate indebtedness to net capital ratio | 0.22 to 1.00 | 0.23 to 1.00 |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

There are no material differences between this audited Computation of Net Capital (Schedule 1) prepared by Hancock Investment Services, Inc. and included in the Company's unaudited Part II FOCUS Report as of December 31, 2010, as filed on January 21, 2011.

See accompanying independent auditors' report.

# Hancock Investment Services, Inc. and Subsidiaries
**(A Wholly Owned Subsidiary of Hancock Bank)**
## Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
**December 31, 2010 and 2009** **Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying independent auditors' report.

pwc

**Independent Auditors' Report on Internal Control Required by Rule 17a-5(g)(1)**

The Board of Directors of
Hancock Investment Services, Inc.

In planning and performing our audit of the consolidated financial statements of Hancock Investment Services, Inc. and subsidiaries (the "Company") ( a wholly owned subsidiary of Hancock Bank) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

*PricewaterhouseCoopers LLP, 639 Loyola Avenue, Suite 1800, New Orleans, LA 70113*
*T: (504) 558 8200, F: (504) 558 8960,* www.pwc.com/us

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 28, 2011

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# HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Hancock Bank)

## Consolidated Financial Statements and Supplemental Schedules

## December 31, 2010 and 2009